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08029089

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTIL COMMERCEBANK INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 ALHAMBRA CIRCLE, PENTHOUSE FLOOR
(No. and Street)

CORAL GABLES (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAPHAEL VINA, FINANCIAL & OPERATIONS PRINCIPAL (305) 460-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1441 BRICKELL AVENUE, SUITE 1100, MIAMI (Address) (City) FLORIDA (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAPHAEL VINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCANTIL COMMERCEBANK INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DIANA E. ZUBILLAGA
Notary Public - State of Florida
My Commission Expires Sep 6, 2011
Commission # DD 712244
Bonded Through National Notary Assn.

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercantil Commercebank Investment Services, Inc.

(formerly known as Commercebank Investment Services, Inc.)

(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2007 and 2006

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Mercantil Commercebank Investment Services, Inc. (formerly known as Commercebank Investment Services, Inc.) (the "Company") (a wholly-owned subsidiary of Mercantil Commercebank, N. A., formerly known as Commercebank, N.A.) at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2008

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and due from banks	$ 1,477,492	$ 1,329,644
Deposits with clearing broker	100,000	100,000
Trading securities	853,929	-
Receivable from clearing broker	930,245	631,020
Receivable from affiliates	121,013	138,734
Property and equipment, net	18,718	21,709
Other assets	113,141	16,868
Total assets	$ 3,614,538	$ 2,237,975
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 844,177	$ 594,156
	844,177	594,156
Commitments (Note 5)		
Stockholder's equity:		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,035,623	2,999,999
Accumulated deficit	(265,263)	(1,356,181)
	2,770,361	1,643,819
Total liabilities and stockholder's equity	$ 3,614,538	$ 2,237,975

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$ 4,058,026	$ 2,420,559
Fees	1,611,811	1,141,413
Trading securities	19,927	-
Interest earning deposits with banks	51,112	37,783
Other Non-interest income	38,077	-
Total revenues	5,778,953	3,599,755
Expenses		
Employee compensation and benefits	2,800,812	2,600,402
Fees and services	779,439	503,034
Occupancy	146,040	132,768
Other	320,356	368,899
Total expenses	4,046,647	3,605,103
Income (loss) before income taxes	1,732,306	(5,348)
Income tax expense	(641,388)	(7,533)
Net income (loss)	$ 1,090,918	$ (12,881)

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.

(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)

Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2005	100	$ 1	$ 2,999,999	$ (1,343,300)	$ 1,656,700
Net loss	-	-	-	(12,881)	(12,881)
Balance, December 31, 2006	100	1	2,999,999	(1,356,181)	1,643,819
Net Income	-	-	-	1,090,918	1,090,918
Capital Contributions	-	-	35,624	-	35,624
Balance, December 31, 2007	100	$ 1	$ 3,035,623	$ (265,263)	$ 2,770,361

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 1,090,918	$ (12,881)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	20,105	16,290
Change in operating assets and liabilities -		
Receivable from clearing broker	(299,225)	(257,220)
Receivable from affiliates	17,721	103,922
Trading securities	(853,929)	-
Other assets	(96,272)	17,793
Payable to clearing broker	-	(1,037,524)
Accrued expenses and other liabilities	250,021	199,489
Net cash provided by (used in) operating activities	129,339	(970,131)
Cash flows from investing activities		
Purchases of property and equipment	(17,115)	(7,824)
Net cash used in investing activities	(17,115)	(7,824)
Cash flows from financing activities		
Capital Contributions	35,624	-
Net cash provided by financing activities	35,624	-
Net increase (decrease) in cash and cash equivalents	147,848	(977,955)
Cash and cash equivalents, beginning of year	1,329,644	2,307,599
Cash and cash equivalents, end of year	$ 1,477,492	$ 1,329,644

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Mercantil Commercebank Investment Services, Inc. (formerly known as Commercebank Investment Services, Inc.) (the "Company") is a wholly-owned subsidiary of Mercantil Commercebank, N.A., (formerly known as Commercebank, N.A.) (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

In July 2001, the Bank organized the Company with the purpose of providing broker-dealer services to its customers. The Company obtained approval to commence operation in May 2002. The Company's principal office is in Coral Gables, Florida.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees
Fees from portfolio management services are recorded as earned based on a percentage of the average assets managed during the period. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions
Commissions earned are related to the customer's trading volume and the dollar amounts of the trades. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of ninety days or less.

Securities
The Company classifies its investments in securities as trading which is based on management's intention on the date of purchase and recorded on the balance sheet as of the trade date. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading securities and are carried at fair value with unrealized gains and losses included in the results of operations.

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment, net
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease. Repairs and maintenance are charged to operations as incurred; renewals, betterments and interest during construction are capitalized.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense or benefit is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The Company's results of operations are included in the consolidated Federal and State income tax returns of Mercantil Commercebank Holding Corporation, its ultimate Parent. Under an intercompany income tax allocation policy, the Company accrues and pays its allocation of income taxes to its ultimate Parent, or accrues and receives payment from its ultimate Parent to the extent that tax benefits are realized.

New Accounting Pronouncements

Accounting for Income Taxes FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), An interpretation of FASB Statement No. 109 "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No 48 shall be effective for non public entities for fiscal years beginning after December 15, 2007. The Company is still evaluating the impact that this statement may have on its financial position or results of operations.

Fair Value Measurements SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is still evaluating the impact of this Statement on its results of operations and financial condition, when implemented.

The Fair Value Option for Financial Assets and Financial Liabilities SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis (the fair value option). The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. Management is currently in the process of assessing the impact that the adoption of SFAS No. 159 will have on the Company's consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the December 31, 2006 financial statements to conform to current year presentation.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Securities

At December 31, 2007, trading securities amounted to $853,929. The investment portfolio is comprised of U.S. Treasury securities, U.S. Government securities, commercial paper, municipal bonds, corporate bonds and foreign government bonds. The Company recorded a net unrealized gain of $3,077 at December 31, 2007.

4. Property and equipment, net

Property and equipment, net consists of the following at December 31, 2007 and 2006:

	2007	2006	Estimated Useful Lives (in Years)
Furniture and equipment	$ 7,180	$ 7,180	3 - 10
Computer equipment and software	90,625	73,511	3
Leasehold Improvements	1,346	1,346	5
	99,151	82,037	
Less: accumulated depreciation	(80,433)	(60,328)	
	$ 18,718	$ 21,709	

Depreciation expense was $20,105 and $16,290 for the years ended December 31, 2007 and 2006, respectively.

5. Related Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	December 31, 2007	December 31, 2006
Assets:		
Cash and cash equivalents	$ 70,648	$ 87,071
Receivable from affiliates	121,013	138,734
Total due from related parties	191,661	225,805
Liabilities and stockholder's equity:		
Stockholder's equity	2,770,361	1,643,819
Total due to related parties	2,770,361	1,643,819
Net related party position	$ (2,578,700)	$ (1,418,014)

The Company maintains some of its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

Related party transactions included in the Company's results of operations for the years ended December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Revenues		
Fees	$ 151,296	$ 106,946
Expenses:		
Other fees	41,342	28,947
Rent expense	146,040	132,768

During 2007 and 2006, the Company received accounting and certain administrative services performed by affiliates at no charge.

6. Commitments

The Company occupies office premises under a non-cancellable operating lease agreement with the Bank that expires in December 2012. Rent expense for the years ended December 31, 2007 and 2006 amounted to $146,040 and $132,768, respectively. Future minimum lease payments under this agreement as of December 31, 2007 are as follows:

Year Ending December 31,	Amount
2008	$ 169,550
2009	160,542
2010	162,610
2011	164,678
2012	155,091
	$ 812,471

7. Employee Benefit Plan

The Company has a 401(k) benefit plan (the "Plan") covering substantially all of its employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least six months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

During 2007 and 2006, the Company contributed $51,542 and $53,242, respectively, to the 401(k) benefit plan in matching contributions.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2007, the Company had net capital of $1,566,391, which was $1,466,391 in excess of its required net capital of $100,000. At December 31, 2007 and 2006, the Company's percentage of aggregate indebtedness to net capital was 53.89%.

9. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2007 consisted primarily of receivables and payables from / to affiliates and third parties and accrued expenses.

Financial Instruments with Off-Balance Sheet and Credit Risk
In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with, and balance transactions with, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

10. Income Taxes

The tax benefit of the Company's net operating losses has been utilized by the Bank. At December 31, 2007, the Company had a receivable from the Bank of approximately $106,000 related to the use of the tax benefit recorded by the Company.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 **Schedule I**

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 2,770,361
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net	$ 18,718	
Other assets	1,164,399	1,183,117
Haircuts on securities:		20,853
Total deductions and /or charges		1,203,970
Net capital		$ 1,566,391

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess of net capital	$ 1,466,391

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	844,177
Total aggregate indebtedness	$ 844,177
Ratio of aggregate indebtedness to net capital	53.89%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2007 unaudited FOCUS Report filing dated January 25, 2008.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Schedule II**

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of Mercantil Commercebank Investment Services, Inc.:

In planning and performing our audit of the financial statements of Mercantil Commercebank Investment Services, Inc. (a wholly owned subsidiary of Mercantil Commercebank, N.A.) (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

To the Stockholder and Board of Directors of Mercantil Commercebank Investment Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2008

END